File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

Proposed issuances of Securities by the Bank under its Global Debt Program

Filed pursuant to Rule 3 of Regulation IA

Dated: June 1, 2021

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issuances of securities by the Bank under its Global Debt Program (the "Program") pursuant to the previously filed Prospectus dated July 28, 2020 (as supplemented and amended from time-to-time, the "Prospectus"), the previously filed Capital at Risk Notes Prospectus Supplement dated July 28, 2020 (the "Prospectus Supplement"), and the Standard Provisions dated as of June 1, 2021 (the "Standard Provisions"), which hereby replace those dated July 28, 2020 as previously filed with you. The Standard Provisions are attached hereto as an exhibit. As authorized by Rule 4 of Regulation IA, certain information is provided in the form of the Prospectus and the Prospectus Supplement. Certain information specified in Schedule A to Regulation IA is not yet known at the date of this report but will be filed when available in the context of a specific issue of securities under the Program.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus, and the Prospectus Supplement. Further terms of an issuance of securities, when established, will be stated in a Pricing Supplement to be filed with the Securities and Exchange Commission pursuant to a separate report.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus, and the Prospectus Supplement. The issuances will be offered through the dealers (the "Dealers") as may be appointed from time-to-time under agreements between the Bank and the Dealers as contemplated in the attached Standard Provisions.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 2 of the Prospectus.

Item 7. Exhibits

(A) Standard Provisions

STANDARD PROVISIONS

relating to the issuance of Notes

by the

INTER-AMERICAN DEVELOPMENT BANK

under a

GLOBAL DEBT PROGRAM

TABLE OF CONTENTS

INTER-AMERICAN DEVELOPMENT BANK

Global Debt Program

STANDARD PROVISIONS, dated as of June 1, 2021, relating to the issuance of Notes (as defined below) by the Inter-American Development Bank (the "Bank").

The Bank intends to issue and sell from time to time Notes (the "Notes") under a Global Debt Program (the "Program"), denominated in specified currencies or currency units, with maturities of one day or longer from the date of original issuance thereof. Notes may be issued in an unlimited aggregate amount. The Notes will be issued from time to time in accordance with an Amended and Restated Global Agency Agreement, dated as of July 28, 2020 (as it may be supplemented, amended or restated from time to time, the "Global Agency Agreement"), between the Bank and Citibank, N.A., London Branch, as Global Agent, or any successor or replacement Global Agent (the "Global Agent"), or, for U.S. dollar denominated Notes cleared and settled through the book-entry system of the Federal Reserve Banks, a Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (as it may be supplemented or amended from time to time, the "Fed Fiscal Agency Agreement"), between the Bank and the Federal Reserve Bank of New York, as Fiscal Agent (the "Fed Fiscal Agent"). Notes that are intended to be eligible collateral for Eurosystem monetary policy and to be eligible for settlement with Euroclear Bank SA/NV ("Euroclear") and Clearstream Banking, SA ("Clearstream, Luxembourg") will, if in bearer form, be issued in "new global note" form, and will, if in registered form, be issued under the "new safekeeping structure", in either case in accordance with the Global Agency Agreement and the Issuer-ICSD Agreement, dated March 3, 2020 (the "ICSD Agreement"), between the Bank and Euroclear and Clearstream, Luxembourg. The Notes are more fully described in the prospectus for the Program dated July 28, 2020 and any replacement prospectus published subsequent thereto, and may be further described either in amendments or supplements thereto or in separate pricing supplements. Such prospectus incorporates by reference the most recent Information Statement of the Bank and any quarterly or annual financial statements filed with the U.S. Securities and Exchange Commission or any stock exchange on which Notes are listed, subsequent to the date of such Information Statement. Except as the context shall otherwise require, such prospectus (including any version thereof translated by the Bank into another language), as amended or supplemented from time to time, including information incorporated by reference in such prospectus, is hereinafter referred to as the "Prospectus". The Prospectus read together as of the Time of Sale (as defined below) with any Pricing Term Sheet (as defined below) or any other material specifically designated in writing by the Bank as having been prepared or approved for use in connection with offers and sales of a particular issue of Notes is hereinafter referred to as the "Time of Sale Information". "Time of Sale" means, with respect to a particular issue of Notes, the time that is specified as such in the applicable Terms Agreement (as defined below) or, if not so specified, the time of final agreement and exchange between the Bank and one or more Dealers of a written term sheet prepared in connection with the offer, sale and purchase of such issue of Notes (a "Pricing Term Sheet"). Any separate pricing supplement, substantially in the form of Exhibit A hereto, that sets forth the specific terms of a particular issue of Notes (including any version thereof translated by the Bank into another language) is hereinafter referred to as a "Pricing Supplement".

1.   Appointment of Dealers. Subject to the terms and conditions stated herein, and subject to the reservation by the Bank of the right to sell Notes directly to investors on its own behalf (if in accordance with applicable law or directive), the Bank may appoint agents, dealers or underwriters (each entity a "Dealer" and together the "Dealers"), for the purpose of (i) purchasing Notes as principal (on either a syndicated or non-syndicated basis) for resale to others pursuant to a Terms Agreement (as defined below) in accordance with the provisions of Section 4(a) hereof or (ii) soliciting as an agent offers to purchase a particular issue of Notes pursuant to an Appointment Agreement (as defined below) in accordance with the provisions of Section 4(b) hereof.

Except to the extent they are incorporated by reference in a Terms Agreement or an Appointment Agreement (both as defined below), as the case may be, these Standard Provisions shall not be construed as an obligation of the Bank to sell any Notes or as an obligation of any of the Dealers to purchase any Notes.

2.   <u>Representations, Warranties and Agreements of the Bank</u>. The Bank represents and warrants to, and agrees with, the Dealers that:

(a)   The Prospectus, the Time of Sale Information as of the Time of Sale, and the Pricing Supplement (when read together with the Prospectus) as of its date do not or will not contain any untrue statement of a material fact and do not or will not omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this Section 2(a) do not apply to statements in or omissions from the Prospectus (or any such Time of Sale Information or Pricing Supplement) based upon information furnished to the Bank in writing by any Dealer expressly for use therein.

(b)   The Bank is duly established and existing under the Agreement Establishing the Inter-American Development Bank (the "<u>Bank Agreement</u>").

(c)   Any applicable Terms Agreement or Appointment Agreement, as of its date, has been duly authorized, executed and delivered by the Bank.

(d)   The creation, issue, sale, execution and delivery of the Notes have been duly authorized, and when duly executed, authenticated, effectuated (if applicable), issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; the Notes will conform in all material respects to the descriptions thereof contained in the Prospectus, as amended or supplemented, and the Pricing Supplement relating to such issue of Notes; and the issue or sale of the Notes or the taking of any other action herein contemplated does not now and will not result in a breach by the Bank of any terms of, or constitute a default under, any agreement or undertaking of the Bank.

(e)   Each of the Fed Fiscal Agency Agreement, the Global Agency Agreement and the ICSD Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank.

(f)   There has not been any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, of the Bank from that set forth in the Prospectus.

(g)   The Bank has obtained, or prior to the time of issuance of any particular issue of Notes will have obtained, all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes.

(h)   Under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended (the "<u>Securities Act</u>") or to qualify the Global Agency Agreement under the U.S. Trust Indenture Act of 1939, as amended (the "<u>Trust Indenture Act</u>").

(i)   The Bank is not subject, in any jurisdiction of its members, (i) to any money laundering laws, rules or regulations, (ii) to the U.S. Foreign Corrupt Practices Act of 1977, U.K. Bribery Act 2010 or any other similar law or regulation of another such jurisdiction, or (iii) to any financial or economic sanctions or trade embargoes administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, or any analogous sanctions or measures imposed by the U.S. Departments of State or Commerce, the European Union, Her Majesty's Treasury or the United Nations Security Council. The Bank pays due regard to sanctions and Resolutions adopted by the United Nations Security Council (under Chapter VII of the United Nations Charter). The Bank has internal controls in place which are designed to ensure that funds of the Bank are not used to finance terrorism and are used for their intended purpose. The Bank does not and will not commit or earmark the proceeds of a particular issuance of Notes for lending to, or financing activities with, a specific person or organization; *provided, however*, that, consistent with the Bank's sustainable development objectives, the Bank may endeavor to direct such proceeds to its lending projects within applicable fields and sectors in accordance with an established framework.

3. _Settlement Date; Document Date_. The date of sale and purchase of a particular issue of Notes is referred to herein as a "_Settlement Date_". References herein to "_Document Date_" mean the Settlement Date relating to (i) the date of a particular issue of Notes designated by the Bank in its discretion that follows the publication of the Bank's Information Statement in respect of a particular fiscal year, or (ii) the first date of a particular issue of Notes that follows a date on which the Prospectus is otherwise amended or supplemented (but excluding any amendment or supplement (x) by publication of a Pricing Supplement, (y) resulting solely from incorporation by reference of the Bank's separately published quarterly or annual financial statements or (z) constituting an amendment pursuant to Condition 12 of the Terms and Conditions of the Notes as defined in the Prospectus).

4. _Distribution and Marketing of Notes_. Notes will be in such denominations as may be agreed between the Bank and the relevant Dealer(s) and specified in the applicable Pricing Supplement, subject to applicable law or other relevant regulatory authority.

(a) Purchases as Principal. Each sale of Notes directly to a Dealer or Dealers as principal for resale to others shall be made in accordance with the terms contained herein and in a separate terms agreement satisfactory to the Bank and such Dealer or Dealers that will provide for the sale of such Notes to and the purchase and re-offering thereof by such Dealer or Dealers. Each such separate terms agreement between a Dealer or Dealers and the Bank is herein referred to as a "_Terms Agreement_" and shall be substantially in the form of Exhibit B hereto. The Bank may from time to time issue Notes on a syndicated basis to two or more Dealers appointed pursuant to a Terms Agreement, which Notes shall be fully underwritten on either a joint and several or a several basis as set forth in such Terms Agreement. A Dealer's commitment to purchase Notes as principal shall be deemed to have been made on the basis of the representations, warranties and agreements of the Bank contained herein, and in any applicable Terms Agreement, and shall be subject to the terms and conditions herein and therein set forth.

(b) Solicitations as Agent. If acting as the Bank's agent and not as principal, a dealer or underwriter is to be appointed by the Bank as a Dealer for the purpose of soliciting offers to purchase a particular issue of Notes, the Bank will enter into an appointment agreement with such agent, dealer or underwriter substantially in the form of Exhibit C hereto (an "_Appointment Agreement_") and will deliver copies of the documents referred to in such Appointment Agreement. Each of such Dealers, severally and not jointly, will use such efforts to solicit offers to purchase the applicable Notes as are consistent with best market practice in the international securities markets upon the terms and conditions set forth in the Prospectus. The Bank reserves the right to sell Notes directly to investors on its own behalf (if permitted in accordance with applicable law or directive).

Each Dealer appointed as agent shall communicate to the Bank, orally or in writing, each offer to purchase Notes received by it as agent that in such Dealer's reasonable judgment should be considered by the Bank. The Bank shall have the sole right to accept offers to purchase Notes and may reject any offer in whole or in part, and any such rejection shall not be deemed a breach of the Bank's agreements contained herein and in the applicable Appointment Agreement. Each Dealer shall have the right to reject any offer to purchase Notes that such Dealer reasonably considers to be unacceptable, and any such rejection shall not be deemed a breach of such Dealer's agreements contained herein and in the applicable Appointment Agreement.

The Bank reserves the right, in its sole discretion, to instruct the Dealers acting as agents to suspend at any time, for any period of time or permanently, the solicitation of offers to purchase Notes. Upon receipt of notice from the Bank, each Dealer will forthwith suspend solicitations of offers to purchase Notes from the Bank until such time as the Bank has advised the Dealers that such solicitation may be resumed.

In soliciting offers to purchase the Notes as agent, each Dealer is acting solely as agent for the Bank, and not as principal, and does not assume any obligation towards or relationship of agency or trust with any purchaser of Notes. Each Dealer shall make reasonable efforts to assist the Bank in obtaining performance by each purchaser whose offer to purchase Notes has been solicited by such Dealer and accepted by the Bank, but such Dealer shall not have any liability to the Bank in the event any such purchase is not consummated for any reason. If the Bank shall default in its obligation to deliver Notes to a purchaser whose offer it has accepted, the Bank shall hold such Dealer harmless against any loss, claim, damage or liability arising from or as a result of such default and shall, in particular, pay to such Dealer the commission such Dealer would have received had such sale been consummated.

The Bank and each Dealer may agree upon a commission to be paid by the Bank to each Dealer as consideration for the sale of each Note and receipt of payment therefor resulting from a solicitation made by such Dealer.

(c)   Investor Suitability. Each Dealer agrees with the Bank that it will give due regard to whether investors in the Notes have the financial capacity to bear the risks associated with investment in the Notes and sufficient knowledge and experience to evaluate those risks; and, in addition to any customary and required disclosure, each Dealer agrees that it will, if it deems appropriate, provide investors with further clarification of the risks involved in investing in the Notes.

(d)   Selling Restrictions. No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. For the avoidance of doubt, each Dealer and the Bank agree that any listing of a particular issue of Notes on a relevant stock exchange as may be agreed between the Bank and the relevant Dealer or Dealers shall not be deemed violative of any commitment made in the immediately preceding sentence. Each Dealer, and the Bank in connection with its sales of Notes directly to investors on its own behalf, agrees that in connection with offers or sales of Notes, it is familiar with and will observe the restrictions on the offering, sale and delivery of Notes and distribution of offering materials relating to Notes as set out in Exhibit D hereto, in the applicable Pricing Supplement, and in a listing of such restrictions as may be maintained by the Bank at www.iadb.org and incorporated by reference into offering materials in respect of a particular issue of Notes, or as otherwise agreed by the Bank and the relevant Dealer or Dealers in respect of a particular issue of Notes.

(e)   Stabilization. In connection with a particular issue of Notes that is to be distributed on a syndicated basis, and unless otherwise agreed between the Bank and the relevant Dealer or Dealers, the relevant Dealer or Dealers reserve the right to appoint itself or any one of them to act as a stabilizing manager (the "Stabilizing Manager"), which will be disclosed in the applicable Pricing Supplement. The terms upon which any Stabilizing Manager shall act or be appointed shall be those established by the relevant Dealer or agreed from time to time between the relevant Dealers for any particular issue of Notes and shall be subject to all applicable laws, regulations and directives. Any Stabilizing Manager, for its own account (subject to any agreement among the relevant Dealers) in its discretion may, to the extent permitted by applicable laws, regulations and directives, over-allot and effect transactions with a view to supporting the market price of a particular issue of Notes at a level higher than that which might otherwise prevail, but in doing so the Stabilizing Manager shall not act as agent of the Bank and any loss resulting from over-allotment and stabilization shall be borne, and any profit arising from them shall be beneficially retained, by any Stabilizing Manager or, as the case may be, the relevant Dealers in the manner agreed among them.

5.   Covenants of the Bank. The Bank covenants with the Dealers that:

(a)   The Bank will provide electronic copies of (i) the Prospectus, any documents incorporated by reference therein and any amendments and supplements thereto (except Pricing Supplements, which shall not be so provided but may be available on the Bank's website) as soon as available and as each Dealer may reasonably request, (ii) the Global Agency Agreement and the Fed Fiscal Agency Agreement, and (iii) each of the most recently delivered documents referred to in Section 5(e) herein. Unless otherwise indicated herein, the terms "supplement" and "amendment" or "amend" as used herein shall include all financial statements or other documents filed by the Bank with the U.S. Securities and Exchange Commission subsequent to the date of the Bank's most recent Information Statement which is incorporated by reference in the Prospectus.

(b)   If any event shall occur as a result of which, in the judgment of the Bank, the Prospectus or any applicable Pricing Supplement (when read together with the Prospectus) as then amended or supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Bank will promptly notify those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued, and will prepare an amendment or supplement to the Prospectus or such Pricing Supplement, as the case may be, which will correct such untrue statement or omission.

(c)   Before amending or supplementing any applicable Pricing Supplement or, in respect of any particular issue(s) of Notes, the Prospectus, the Bank will furnish those Dealers party to the Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued copies of such proposed amendments or supplements, which amendments or supplements shall be subject to the reasonable approval of such Dealers and their counsel.

(d)   Upon reasonable request prior to any Time of Sale, the Bank shall endeavor to qualify Notes for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Dealers purchasing any particular issue(s) of Notes.

(e)   The Bank shall provide on and after each Document Date to any Dealer upon request:

(i)   a certificate of an officer authorized by the Bank to deliver such certificate, dated such Document Date, to the effect that (A) the representations and warranties of the Bank contained in these Standard Provisions are true and correct at the time of such Document Date as though made at and as of such time, (B) the Bank has performed all of its obligations under these Standard Provisions required to be performed or satisfied on or prior to such Document Date, and (C) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated;

(ii) a written opinion and a letter (which may be combined in one document) of in-house counsel to the Bank authorized by the Bank to deliver such opinion and letter, dated such Document Date, and relating to the Prospectus as amended and supplemented to such Document Date, addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, to the effect:

(A) with respect to the opinion, that (1) the Bank is an international organization duly established and existing under the Bank Agreement; (2) the Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes; (3) the creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms; (4) any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank; (5) each of the Fed Fiscal Agency Agreement and the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank; and (6) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the Securities Act, or to qualify an indenture with respect thereto under the Trust Indenture Act; and

(B) with respect to the letter, that while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date and as of such Document Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letter will not relate to the financial statements or other financial data contained in the Prospectus;

In lieu of such opinion and letter, counsel last furnishing such opinion and letter may provide a letter, dated such Document Date, addressed to Dealers appointed from time to time pursuant to a Terms Agreement or Appointment Agreement, as the case may be, authorizing such Dealers to rely on such last opinion and letter to the same extent as though such last opinion and letter were dated such Document Date (except that statements in such last opinion and letter shall be deemed to relate to the Prospectus and other documents referred to in such last opinion and letter as amended and supplemented to such Document Date); and

(iii) a certificate of the Secretary of the Bank, dated such Document Date, certifying as to (A) the Bank Agreement, (B) the By-Laws of the Bank, (C) the resolution adopted by the Board of Executive Directors of the Bank authorizing the borrowings of the Bank relevant to the issuance of Notes under the Program, (D) the full force and effectiveness of each of the Fed Fiscal Agency Agreement, the Global Agency Agreement and these Standard Provisions, (E) the Bank having taken no action inconsistent with the proceedings evidenced by certain specified documents, and (F) the incumbency and authenticity of signatures of specified officers of the Bank; *provided, however*, that if the resolution referred to in (C) above is superseded by a new resolution on a date prior to the next following Document Date, the Secretary of the Bank shall prepare a new certificate (1) dated as of the Settlement Date next following adoption of such new resolution, (2) certifying as to items (A) through (F) above and (3) superseding the previous certificate for all purposes under these Standard Provisions.

(f)   If (i) there has been any downgrading of one or more of the Bank's ratings by a credit rating agency that rates the Bank's debt securities, or if the Bank has received any notice from such an agency of (x) any intended or potential downgrading or (y) any review with possible negative implications in respect of one or more of the Bank's ratings, (ii) the representations and warranties of the Bank contained herein will not be true and correct at the time of Settlement Date as though made at and as of such time, (iii) the Bank will not have performed all of its obligations under the applicable Terms Agreement or Appointment Agreement, as the case may be, required to be performed or satisfied on or prior to such Settlement Date, or (iv) the Prospectus does not contain all material information relating to the assets and liabilities, financial position, and net income of the Bank, or anything has happened or is expected to happen which would require the Prospectus to be supplemented or updated, then the Bank will promptly so notify each Dealer that has entered into any Terms Agreement or Appointment Agreement, as the case may be, in respect of Notes that have not, as of such time, been issued.

(g)   For the benefit of the Dealers of any specific issue of Notes only, to obtain the listing for such Notes on any stock exchange specified in the relevant Pricing Supplement on or prior to the Settlement Date of such issue of Notes, the Bank shall furnish such information, execute such instruments and take such other action as may be necessary in order to effect or maintain such listings, and shall cause any such listing on a particular stock exchange of a particular issue of Notes to be continued for so long as any Notes in such issue remain outstanding; *provided, however*, that if, in the reasonable opinion of the Bank, the continuation of any such listing shall become unduly onerous, then the Bank may delist any issue of Notes from any such stock exchange, in which case, upon agreement with the relevant Dealers with respect to such issue of Notes, the Bank will use its best efforts to list such issue of Notes on another recognized stock exchange reasonably acceptable to the relevant Dealers in respect of such issue of Notes.

(h)   In relation to any Notes for which a Dealer is named as a Stabilizing Manager in the applicable Pricing Supplement, the Bank has not issued and will not issue, without the prior consent of that Dealer, any press or other public announcement referring to the proposed issue of Notes unless the announcement adequately discloses the fact that stabilizing action may take place in relation to the Notes to be issued and the Bank authorizes such Dealer to make adequate public disclosure of the information required by applicable laws, regulations or directives.

6.   Conditions to Dealer's Obligations. The obligations of each Dealer to purchase Notes as principal pursuant to any Terms Agreement or to solicit offers to purchase Notes as agent for the Bank pursuant to any Appointment Agreement shall be subject to the condition that, at and as of (i) the Document Date, (ii) the Time of Sale, (iii) the date of the applicable Terms Agreement (if any) and (iv) the relevant Settlement Date, all representations, warranties and agreements and other statements of the Bank herein are true and correct, to the condition that the Bank shall have performed all of its obligations theretofore to be performed hereunder and under any applicable Terms Agreement or Appointment Agreement, as the case

may be, and to the following additional conditions:

(a)   On any Settlement Date which constitutes a Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes on such date will receive on such date:

(i)   the certificate referred to in Section 5(e)(i);

(ii)   the opinion and letter referred to in Section 5(e)(ii);

(iii)   the certificate referred to in Section 5(e)(iii);

(iv)   a letter of the Bank's independent accountants, dated such Document Date, addressed to each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes the Settlement Date of which constitutes such Document Date, confirming that they are independent accountants with respect to the Bank under the applicable rules of the American Institute of Certified Public Accountants ("AICPA"), and:

(A)   if the Dealer(s) has (have) requested, and has (have) satisfied the conditions for receipt of, an accountants' letter in the form prescribed by AU-C Section 920 ("*Letters for underwriters and certain other requesting parties*") of the AICPA, such letter shall state in effect that on the basis of procedures (but not an audit in accordance with generally accepted auditing standards) consisting of a reading of the latest available financial statements of the Bank, inquiries of officials of the Bank responsible for financial and accounting matters regarding the specific items for which representations are requested below and other specified procedures through a specified date not more than five business days prior to the date of delivery of such letter, nothing has come to their attention as a result of the foregoing procedures that has caused them to believe that: (1) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are not stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus; or (2) at the date of the latest available interim financial statements and for the latest available full calendar month prior to the date of such letter, there was any decrease in the income of the Bank before net fair value adjustments on non-trading portfolios and foreign currency transactions, other components of net pension benefit cost and Board of Governors approved transfers of the Ordinary Capital, excluding any provision (credit) for loan and guarantee losses, accruals for administrative expenses and deferral of miscellaneous income, as compared to the corresponding period in the preceding year, or any decreases in the capital stock or increase in the borrowings of the Bank as compared with the amounts shown in the latest financial statements included in the Prospectus, except in all instances described in this clause (2) for increases or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter; or

(B)   if the Dealer(s) has (have) not satisfied the conditions for receipt of an accountant's letter of the type contemplated by (A) above, such accountant's letter shall state in effect that they have (1) read the latest available resolutions adopted by the Board of Executive Directors of the Bank and minutes of all meetings of the Board of Executive Directors of the Bank through a specified date not more than five business days prior to the date of delivery of such letter, (2) read the latest available financial statements of the Bank, and (3) made inquiries of officials of the Bank responsible for financial and accounting matters as to whether (x) the unaudited financial statements, if any, set forth or incorporated by reference in the Prospectus, are stated on a basis substantially consistent with that of the audited financial statements set forth or incorporated by reference in the Prospectus, or (y) at the date of the latest available interim financial statements and for the latest available full calendar month prior to the date of such letter, there was any decrease in the income of the Bank before net fair value adjustments on non-trading portfolios and foreign currency transactions, other components of net pension benefit cost and Board of Governors approved transfers of the Ordinary Capital, excluding any provision (credit) for loan and guarantee losses, accruals for administrative expenses and deferral of miscellaneous income, as compared to the corresponding period in the preceding year, or any decreases in the capital stock or increase in the borrowings of the Bank as compared with the amounts shown in the latest financial statements included in the Prospectus, except in all instances described in this clause (y) for increases or decreases which the Prospectus discloses have occurred or may occur or which are stated in such letter.

In either case (A) or (B) as described above, the letter shall also state that they have read the U.S. dollar amounts, percentages and ratios set forth under the caption "Selected Financial Data" (or the equivalent) included in the Information Statement which is incorporated by reference in the Prospectus (and other relevant captions) and have compared such U.S. dollar amounts, percentages and ratios to corresponding amounts in the Bank's financial statements, general ledger accounts or computations on schedules prepared therefrom or from the accounting records, and have found such U.S. dollar amounts, percentages and ratios to be in agreement with amounts in the Prospectus. The letter shall also state they have read the number of subscribed shares, number of votes and percentages set forth under the caption "Schedule of Subscriptions to Capital Stock and Voting Power" included in the Information Statement, which is incorporated by reference in the Prospectus and have found such number of subscribed shares, number of votes and percentages to be in agreement with the financial statements of the Bank or the appropriate accounts in the Bank's general ledgers or the computations made by the Bank therefrom. The letter will state that the independent accountants make no representations regarding the sufficiency of such letter's procedures for the Dealer's purposes;

(v)   an opinion of Sullivan & Cromwell LLP (and, with respect to any Notes governed by English law, Linklaters), counsel to the Dealers, dated such Document Date, addressed to each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes the Settlement Date of which constitutes such Document Date, with respect to the issue and sale of the Notes and other related matters as such Dealers may reasonably require, provided that the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters; in addition, solely with respect to any Notes governed by law other than United States or English law, if requested by the applicable Dealer(s) no later than the date of the related Terms Agreement or Appointment Agreement, as the case may be, each applicable Dealer shall have received, on the Settlement Date from legal counsel to the Dealers who is authorized to opine on matters under such law, an opinion, dated the Settlement Date, addressed to such Dealer(s), with respect to the issue and sale of the Notes and other related matters as such Dealer(s) may reasonably require, provided that the Bank shall have furnished to such counsel such documents as they may reasonably request for the purpose of enabling them to pass upon such matters;

(vi)   a letter of Sullivan & Cromwell LLP, counsel to the Dealers, dated such Document Date, addressed to each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes the Settlement Date of which constitutes such Document Date, to the effect that, while such counsel assumes no responsibility with respect to the statements in the Prospectus, nothing has come to the attention of such counsel which has caused such counsel to believe that the Prospectus, as of its date and as of such Document Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such letter will not relate to the financial statements or other financial data contained in the Prospectus. In giving such letter, Sullivan & Cromwell LLP may rely with respect to the due establishment and existence of the Bank upon the opinion of counsel of the Bank.

(b)   On any Settlement Date which does not constitute a Document Date, each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes on such Settlement Date shall have received:

(i)   copies of any documents requested by such Dealer pursuant to Section 5(e) hereof;

(ii)   a letter from the Bank's independent accountants, dated such Settlement Date, addressed to each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes on such Settlement Date, to the effect that such Dealer may rely on the existing letter described under Section 6(a)(iv) herein to the same extent as if such existing letter were addressed to such Dealer; *provided, however*, that no procedures performed by the independent accountants in connection with such existing letter will be updated subsequent to the cutoff date referred to in such existing letter; and

(iii)   a letter from Sullivan & Cromwell LLP and, if applicable, Linklaters (or such other counsel as provided for under Section 6(a)(v)), dated such Settlement Date, addressed to each Dealer that is a party to the Terms Agreement or Appointment Agreement, as the case may be, for the issue of Notes on such Settlement Date, giving such Dealers the full benefit of the existing opinion(s) described under Section 6(a)(v) herein, as of the respective date(s) of such existing opinion(s).

(c)   All proceedings taken at or prior to any Document Date in connection with the authorization of the Notes shall be satisfactory in form and substance to Sullivan & Cromwell LLP (as to matters of New York and United States federal law) and Linklaters (as to matters of English law), counsel to the Dealers, and each Dealer and such counsel shall have received all such counterpart originals or certified or other copies of such documents, certificates and opinions as the Dealer or such counsel may reasonably require in order to evidence the accuracy and completeness of any representations and warranties, the performance of any agreements and covenants or the compliance with any of the conditions herein contained.

(d) Each of the Fed Fiscal Agency Agreement, the Global Agency Agreement and the ICSD Agreement shall be continuing in full force and effect.

(e) After the Time of Sale, there shall not have occurred (x) a general moratorium on commercial banking activities in London or New York declared by any of the appropriate government authorities, (y) any national or international calamity or development, crisis of a political or economic nature, change in currency exchange rates or exchange controls, or change in the money or capital markets in which the Notes are being offered, the effect of which on such financial markets shall be such as, in the judgment of the Bank or the relevant Dealer (or in the case of a syndicated offering, in the judgment of whichever Dealer is acting as the bookrunner, acting on behalf of the Dealers), to materially adversely affect the ability of the relevant Dealer to sell or distribute the Notes, whether in the primary market or in respect of dealings in the secondary market or (z) any downgrading in the rating accorded to any of the Bank's outstanding debt securities by either Moody's Investors Service or S&P Global Ratings, a division of S&P Global Inc., or public announcement by any such organization that it has under surveillance or review, with possible negative implications, its rating of the Bank's debt securities; and, upon notice being given, the parties to the applicable Terms Agreement or Appointment Agreement, as the case may be, shall (except for any liability in relation to expenses already incurred as agreed pursuant to a separate agreement, if any, and except for any liability arising prior to or in relation to such termination) be released and discharged from their respective obligations thereunder.

(f) The Bank shall have delivered to the relevant Dealers a copy of a signed effectuation authorization substantially in the form set out in Exhibit E hereto to the common safekeeper (the "Common Safekeeper") appointed by Euroclear and/or Clearstream, Luxembourg in respect of any Notes which are intended to be eligible collateral for Eurosystem monetary policy and intra-day credit operations.

(g) The Global Agent shall have confirmed that it has elected the Common Safekeeper in accordance with Section 3(g) of the Global Agency Agreement.

7. Indemnification and Contribution. The Bank agrees to indemnify and hold harmless each Dealer, its directors, its officers and each person, if any, who controls such Dealer within the meaning of either Section 15 of the Securities Act or Section 20 of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all losses, claims, damages and liabilities (or actions in respect thereof) arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Prospectus, any amendment or supplement thereto, any Pricing Supplement or any preliminary prospectus in connection with the offer and sales of Notes, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use therein.

Each Dealer agrees to indemnify and hold harmless the Bank, its directors, its officers and each person, if any, who controls the Bank within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Bank to such Dealer, but only with reference to information relating to such Dealer furnished to the Bank in writing by such Dealer expressly for use in the Prospectus or any amendment or supplement thereto.

In case any proceeding (including any governmental investigation) shall be instituted involving any person that may seek indemnification pursuant to either of the two preceding paragraphs, such person (hereinafter called the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (hereinafter called the "indemnifying party") in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the indemnified parties (or a representative thereof) in the case of parties indemnified pursuant to the second preceding paragraph and by the Bank in the case of parties indemnified pursuant to the first preceding paragraph. The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the third sentence of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.

If the indemnification provided for in the first or second paragraph of this Section 7 is unavailable to an indemnified party in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Bank on the one hand and each Dealer participating in the offering of Notes that gave rise to such losses, claims, damages or liabilities (a "Relevant Dealer") on the other hand from the offering of the Notes or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Bank on the one hand and each Relevant Dealer on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Bank on the one hand and each Relevant Dealer on the other in connection with the offering of such Notes shall be deemed to be in the same respective proportion as the total net proceeds from the offering of such Notes that are the subject of the claim for indemnification (before deducting expenses) received by the Bank bears to the total discounts and commissions received by such Relevant Dealer in respect thereof. The relative fault of the Bank on the one hand and of each Relevant Dealer on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Bank or by such Relevant Dealer and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

If more than one Dealer is a Relevant Dealer in respect of a proceeding, each Relevant Dealer's obligation to contribute pursuant to this Section 7 shall be several and not joint, and shall be in the proportion that the principal amount of the Notes that are the subject of such proceeding and that were offered and sold through such Relevant Dealer bears to the aggregate principal amount of the Notes that are the subject of such proceeding.

The Bank and each Dealer agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 7, no Dealer shall be required to contribute any amount in excess of the amount by which the total price at which the Notes referred to in the second preceding paragraph above that were offered and sold to the public through such Dealer exceeds the amount of any damages that such Dealer has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any indemnified party at law or in equity.

8.   Survival of Representations and Indemnities. The respective indemnity and contribution agreements, representations, warranties and other statements of the Bank, its officers and the Dealer or Dealers set forth in or made pursuant to any Terms Agreement or any Appointment Agreement will remain in full force and effect, regardless of any termination of such Terms Agreement or Appointment Agreement, as the case may be, any investigation made by or on behalf of such Dealer or Dealers or the Bank or any of their respective officers, directors or controlling persons and delivery of and payment for the Notes.

9.   Payment of Expenses. The Bank agrees, whether or not any sale of Notes is consummated, to pay all reasonable expenses incident to the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby, including without limitation:

(a)   the initial preparation and posting of the Prospectus on the Bank's website;

(b)   the preparation, printing, issuance and delivery of the Notes;

(c)   the fees and expenses of advisers to the Bank (including legal and auditing fees);

(d)   the fees and expenses (including legal fees, if any) of the Global Agent, the Fed Fiscal Agent and any other agents of the Bank under the Program;

(e)   the duplication and delivery to the Dealers of copies of the Global Agency Agreement, the Fed Fiscal Agency Agreement, any relevant Calculation Agent Agreement and any amendments and/or supplements thereto and of the other documents referred to in Section 5(a) hereof;

(f)   any fees charged by rating agencies for any rating of the Notes carried out at the request of the Bank;

(g)   except as listed below under expenses that Dealers shall bear, any fees and expenses incurred or payable in connection with the listing of the Notes on any stock exchange;

(h)   the cost of preparing definitive notes, if required;

(i)   the external costs and expenses of the Bank; and

(j)   the fees and disbursements of Sullivan & Cromwell LLP and Linklaters, if any, in connection with the revisions to and continuation of the Program contemplated hereby.

Except as otherwise specifically provided above, each Dealer agrees, whether or not any sale of Notes is consummated, to bear its own expenses incident to the performance of its obligations under this Agreement and the consummation of the transactions contemplated hereby including without limitation:

(a)   the fees and expenses of legal advisers to the Dealers in respect of specific issuances of Notes;

(b)   if a specific issuance of Notes requires the Bank to retain local legal counsel, including but not limited to issuances in a jurisdiction in which a currency of payment referenced by such Notes is the official currency, and the Bank and the relevant Dealer(s) shall have agreed to the terms and expenses of such retention prior to the Time of Sale, the fees and expenses of such legal counsel;

(c)   the costs and expenses incurred in connection with the printing, distribution and production of all documents (including the Prospectus and the Pricing Supplement) in connection with a specific issuance of a series of Notes;

(d)   the external costs and expenses of the Dealers in connection with the preparation and management of a specific issuance of a series of Notes; and

(e)   if a specific issuance of Notes is to be listed and admitted to trading on a specified stock exchange, the fees and expenses of the Bank's agent incurred in connection with the preparation of documentation relating to the listing and admission to trading of such Notes on such stock exchange.

With respect to those expenses to be paid by the Dealer but invoiced directly to the Issuer for payment and subsequent reimbursement by the Dealer, the Dealer shall provide its contact information to the Issuer by email at FIN_FND@IADB.ORG for subsequent forwarding of invoices and documentation relevant to such reimbursement.

Notwithstanding the provisions of this Section 9, expenses may be allocated pursuant to a separate agreement between the Bank and any Dealer.

10.   Notices. Any notices pursuant to, or communications with respect to, these Standard provisions shall be sent by trackable first class prepaid post or courier, SWIFT message, or email. Any

notice shall be effective (i) if sent by post or courier, upon confirmation of delivery via trackable service; or (ii) if sent by SWIFT or email, upon confirmation of receipt by reply message; *provided, however*, that any communication which is received outside business hours or on a non-business day in the place of receipt shall be deemed received at the opening of business on the next following business day in such place.

Any notice given to the Bank hereunder shall be addressed as follows:

> Inter-American Development Bank
> 1300 New York Avenue, N.W.
> Washington, D.C. 20577
> Attention: Finance Department
> Cash Management and Settlements Group
> Telephone: (202) 623-3131
> SWIFT: IADB US3W
> Email: FIN_CMO@IADB.ORG

Any notice given to the Dealer hereunder shall be addressed as set out in the applicable Terms Agreement or Appointment Agreement, as the case may be.

11.   Calculation Agent. If Notes are issued which require a calculation agent, the Bank may request the Global Agent to act as such calculation agent, and the provisions of the Global Agency Agreement relating thereto shall apply. If the Bank elects to appoint another calculation agent or appoint the relevant Dealer or an entity nominated by such Dealer (and not the Global Agent or Fed Fiscal Agent) to be the calculation agent in respect of such issue of Notes, the appointment of such calculation agent shall be substantially in the form of the calculation agreement set forth as Exhibit K to the Global Agency Agreement (which each of the Bank and such calculation agent shall execute on the same date as the Terms Agreement and Pricing Supplement relating to such issue of Notes). If the Bank elects to appoint an entity nominated by the relevant Dealer to be the calculation agent in respect of such issue of Notes, that Dealer will use reasonable efforts to (i) assist the Bank in obtaining the timely execution and delivery by such nominee of the form of calculation agency agreement described above and (ii) nominate an alternate calculation agent if the Bank determines that timely and form-compliant delivery of such calculation agency agreement by such nominee is not feasible.

12.   Successors and Assigns. Each Terms Agreement or Appointment Agreement, as the case may be, shall be binding upon, and inure solely to the benefit of, each Dealer and the Bank, and to the extent provided in Section 7 and Section 8 hereof, any person who controls such Dealer, and their respective personal representatives, successors and assigns, and no other person shall acquire or have any right under or by virtue of any such Terms Agreement or Appointment Agreement, as the case may be. No purchaser of any of the Notes through a Dealer hereunder shall be deemed a successor or assign by reason of such purchase.

13.   Amendment; Termination. These Standard Provisions and the Exhibits hereto may be amended by the Bank (including without limitation the adoption of simplified documentation with respect to the issuance of Notes with maturities of one year or less), and these Standard Provisions may be terminated by the Bank; *provided, however*, no amendment or termination shall be binding or effective in respect of any Dealer who has not received written notice from the Bank of such amendment or termination

prior to entering into a Terms Agreement or an Appointment Agreement with the Bank.

14.   Bank Recovery and Resolution Directive Matters.

(a)   Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any EU Foreign Dealer, on the other, the Bank acknowledges and accepts that a BRRD Liability arising under these Standard Provisions and/or any Terms Agreement may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i)   the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any EU Foreign Dealer to the Bank under these Standard Provisions and/or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(A)   the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(B)   the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant EU Foreign Dealer or another person and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations;

(C)   the cancellation of the BRRD Liability; and/or

(D)   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)   the variation of the terms of these Standard Provisions and/or any Terms Agreement relating to such BRRD Liability, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

(iii)   As used in this Section 14:

(A)   "Bail-in Legislation" means, in relation to any member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time;

(B)   "Bail-in Powers" means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation;

(C)   "BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms;

(D)   "BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised;

(E)   "EU Bail-in Legislation Schedule" means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at https://www.lma.eu.com/documents-guidelines/eu-bail-legislation-schedule;

(F)   "EU Foreign Dealer" means each Dealer which qualifies as an institution or entity referred to in paragraphs (a), (b), (c) or (d) of Article 1(1) of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, as implemented in the Bail-in Legislation; and

(G)   "Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant EU Foreign Dealer.

(b)   Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understandings between the Bank, on the one hand, and any UK Foreign Dealer, on the other, the Bank acknowledges and accepts that a UK Bail-in Liability arising under these Standard Provisions and/or any Terms Agreement may be subject to the exercise of UK Bail-in Powers by the relevant United Kingdom ("UK") resolution authority, and acknowledges, accepts, and agrees to be bound by:

(i)   the effect of the exercise of UK Bail-in Powers by the relevant UK resolution authority in relation to any UK Bail-in Liability of any UK Foreign Dealer to the Bank under these Standard Provisions and/or any Terms Agreement, that (without limitation) may include and result in any of the following, or some combination thereof:

(A)   the reduction of all, or a portion, of the UK Bail-in Liability or outstanding amounts due thereon;

(B)   the conversion of all, or a portion, of the UK Bail-in Liability into shares, other securities or other obligations of any UK Foreign Dealer or another person, and the issue to or conferral on the Bank, as applicable, of such shares, securities or obligations;

(C)   the cancellation of the UK Bail-in Liability; or

(D)   the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii)   the variation of the terms of these Standard Provisions and/or any Terms Agreement, as deemed necessary by the relevant UK resolution authority, to give effect to the exercise of UK Bail-in Powers by the relevant UK resolution authority.

(iii)   As used in this Section 14:

    (A)   "UK Bail-in Legislation" means Part I of the UK Banking Act 2009 and any other law or regulation applicable in the UK relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

    (B)   "UK Bail-in Liability" means a liability in respect of which the UK Bail-in Powers may be exercised.

    (C)   "UK Bail-in Powers" means the powers under the UK Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

    (D)   "UK Foreign Dealer" means each Dealer which qualifies as an institution or entity subject to UK Bail-in Powers.

15.   U.S. Qualified Financial Contract Stay Provisions. Notwithstanding and to the exclusion of any other term of these Standard Provisions or any Terms Agreement or any other agreements, arrangements, or understanding between the Bank, on the one hand, and any Dealer, on the other hand, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that such Dealer is or may be a Covered Entity; and (c) acknowledges, accepts, and agrees that:

    (a)   in the event that any Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of these Standard Provisions and/or any Terms Agreement (each, a "GDP QFC"), and any interest and obligation in or under such GDP QFC, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if such GDP QFC, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

    (b)   in the event that any Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under any GDP QFC that may be exercised against such Dealer are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if such GDP QFC were governed by the laws of the United States or a state of the United States.

As used in this Section 15:

(i)   "Covered Affiliate" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)   "Covered Entity" means any of the following:

(iii)   a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(iv)   a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(v)   a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(vi)   "Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(vii)   "U.S. Special Resolution Regime" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

16.   Immunity. Nothing in these Standard Provisions (including Sections 14 and 15 hereof), the Exhibits hereto, any Terms Agreement or Appointment Agreement, or any other agreements, arrangements, or understanding between any of the Dealers and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Bank Agreement, international law or other applicable law.

17.   Governing Law. Each Terms Agreement or Appointment Agreement, as the case may be, shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to conflict of law principles.

18.   Counterparts. Each Terms Agreement or Appointment Agreement, as the case may be, may be executed in any number of counterparts, each of which shall be an original and all of which, taken together, shall constitute one and the same instrument.

———————————

EXHIBIT A TO THE
STANDARD PROVISIONS

[Form of
Pricing Supplement
[And Supplemental Prospectus]]

Inter-American Development Bank

Global Debt Program

Series No: [ ]

[Title of Issue of Notes]

Issue Price: [ ] per cent.

[Application has been made [for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
UK Regulated Market] / [to list the Notes
on the [ ] Stock Exchange]]

[Lead Manager]
[Dealer Name(s)]

The date of this Pricing Supplement is [ ].

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated July 28, 2020 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom ("UK") Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA")). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

[[MiFID II[and]] [UK MiFIR] product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market – See "General Information—Additional Information Regarding the Notes—Matters relating to [MiFID II[and]] [UK MiFIR]" below.]

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

[Include whichever of the following apply]

1.	(a)	Series No.:	[Number]
	(b)	Tranche No. (If fungible with an existing Series, details of that Series, including date on which the Notes become fungible):	[Number]
2.		Aggregate Principal Amount:	[Amount]
3.		Issue Price:	[Price], which is [] per cent. of the Aggregate Principal Amount [plus accrued interest from [insert date] (in the case of fungible issues only, if applicable)]
4.		Issue Date:	[Date]
5.		Form of Notes (Condition 1(a)):	[Registered only / Book-entry only / Bearer only]
6.		New Global Note:	Yes/No

7.	Authorized Denomination(s) (Condition 1(b)):	[Currency and Amount(s)]
8.	Specified Currency (Condition 1(d)):	[Currency of Denomination]
9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	[Currency]
10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	[Currency]
11.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	[Date]
12.	Redemption Month (Condition 6(a); Floating Rate):	[Month and year]
13.	Interest Basis (Condition 5):	[Fixed Interest Rate (Condition 5(I)) / Floating Rate (Condition 5(II)) / Zero Coupon (Condition 5(IV))] [[Include if applicable:] The Notes constitute "[Traditional Zero Coupon Notes / Par Zero Coupon Notes / Deep Discount Notes]" under the Conditions.]
14.	Interest Commencement Date (Condition 5(III)):	[Date]
15.	Fixed Interest Rate (Condition 5(I)):	
	(a) Calculation Amount (if different than Principal Amount of the Note):	[Amount]
	(b) Interest Rate:	[ ] percent per annum

(c)	Fixed Rate Interest Payment Date(s):	[Date(s)]
		[[*If "adjusted":*] Each Fixed Rate Interest Payment Date is subject to adjustment in accordance with the Business Day Convention.] / [[*If "unadjusted":*] Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.]
(d)	Business Day Convention:	[Modified Following Business Day Convention / Following Business Day Convention / Other (*specify*)]
(e)	Initial Broken Amount:	[Amount per currency and denominations]
(f)	Final Broken Amount:	[Amount per currency and denominations]
(g)	Fixed Rate Day Count Fraction(s):	[Fraction]

16. Floating Rate (Condition 5(II)):

(a)	Calculation Amount (if different than Principal Amount of the Note):	[Amount]
(b)	Business Day Convention:	[FRN Convention (<u>only</u> if Specified Interest Period is expressed in months) / Modified Following Business Day Convention / Following Business Day Convention / Other (*specify*)]
(c)	Specified Interest Period:	[Number of days, weeks or months] [Dates]
(d)	Interest Payment Date(s):	[Dates]
		[[*If "adjusted":*] Each Interest Payment Date is subject to adjustment in accordance with the Business Day Convention.] / [[*If "unadjusted":*] Each Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.]
(e)	Interest Period Date[(s)]:	[Each Interest Payment Date] [Specify]
(f)	Reference Rate(s):	[Specify, indicating whether bid, offer or mean]

<table>
<tr><td>(g)</td><td>Primary Source for Interest Rate Quotations for Reference Rate(s):</td><td>[Relevant Screen Service / Reference Banks]</td></tr>
<tr><td>(h)</td><td>Page:</td><td>[Specify]</td></tr>
<tr><td>(i)</td><td>Reference Banks:</td><td>[Specify]</td></tr>
<tr><td>(j)</td><td>Calculation Agent (if not the Global Agent):</td><td>[Specify]</td></tr>
<tr><td>(k)</td><td>Interest Determination Date:</td><td>[Specify Number of Days]</td></tr>
</table>

17. Basis of Calculation of Floating Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (v) do not apply (Conditions 5(II)(b)):   [Give Details]

18. Other Floating Rate Terms (Condition 5(II) and (III)):

<table>
<tr><td>(a)</td><td>Minimum Interest Rate:</td><td>[Percent]</td></tr>
<tr><td>(b)</td><td>Maximum Interest Rate:</td><td>[Percent]</td></tr>
<tr><td>(c)</td><td>Spread:</td><td>[+/-[ ] percent per annum]</td></tr>
<tr><td>(d)</td><td>Spread Multiplier:</td><td>[Specify]</td></tr>
<tr><td>(e)</td><td>Floating Rate Day Count Fraction(s) if not actual/360:</td><td>[Specify]</td></tr>
<tr><td>(f)</td><td>Relevant Banking Center:</td><td>[Specify]</td></tr>
</table>

19. Zero Coupon (Conditions 5(IV) and 6(c)):

<table>
<tr><td>(a)</td><td>Amortization Yield:</td><td>[Yield]</td></tr>
<tr><td>(b)</td><td>Reference Price:</td><td>[Price]</td></tr>
<tr><td>(c)</td><td>Basis:</td><td>[Straightline / Compounded at [specify] intervals]</td></tr>
<tr><td>(d)</td><td>Fixed Rate Day Count Fraction(s) if not 30/360 basis:</td><td>[Fraction]</td></tr>
</table>

20. Deep Discount Notes (Conditions 5(I), 5(II) and 6(c)):

(a)	Amortization Yield:	[Yield]
(b)	Reference Price:	[Price]
(c)	Basis:	[Straightline / Compounded at [specify] intervals]

21. Relevant Financial Center: [Specify other financial center not referenced in Condition 5(III)]

22. Relevant Business Day: [Specify other relevant business day not referenced in Condition 5(III)]

23. Redemption Amount (if other than Principal Amount) (Condition 6(a)): [Specify amount above or below par or otherwise]

24. The Basis of Calculation of the Variable Redemption Amount (Condition 6(d)): [Give details]

25. Issuer's Optional Redemption (Condition 6(e)): Yes/No

(a)	Notice Period:	[Specify minimum number of days for notice period (minimum notice specified should not be less than 5 business days)]
(b)	Amount:	[All or less than all and, if less than all, minimum amounts]
(c)	Date(s):	[Date(s)]
(d)	Early Redemption Amount Bank:	[Price and other details]

26. Redemption at the Option of the Noteholders (Condition 6(f)): Yes/No

(a)	Notice Period:	[Specify maximum and minimum number of days for notice period (*minimum notice specified should not be less than 15 business days*)]
(b)	Deposit Period:	[Specify maximum and minimum number of days for deposit period]
(c)	Amount:	[All or less than all and, if less than all, minimum amounts]
(d)	Date(s):	[Date(s)]
(e)	Early Redemption Amount Noteholder:	[Price and other details]
(f)	Withdrawal of Notes:	[Give details]

27. Long Maturity Note (Condition 7(f)): Yes/No

28. Unmatured Coupons Void (Condition 7(f)): Yes/No

29. Talons
    Condition 7(g)):

   (a) Talons for Future Coupons to be Attached to Definitive Bearer Notes: Yes/No

   (b) Fixed Rate Interest Payment Date(s) or Interest Payment Date(s) on Which the Talons (if any) Mature: [Dates]

30. Prescription (not applicable if governing law is New York) (Condition 8):

   (a) Principal: [Number of years]

   (b) Interest: [Number of years]

31. Early Redemption Amount (including accrued interest, if applicable) (Condition 9): [Give details]

32. Governing Law: [New York / English / Other]

33. Redenomination Provisions/ Additional Provisions Relating to the Notes (or entire Terms and Conditions of the Notes): [Give details]

Other Relevant Terms

1. Listing (if yes, specify Stock Exchange): [Stock Exchange]

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: [Give details]

3. Syndicated: Yes/No

4. If Syndicated:

   (a) Liability: [Several / Joint and Several]

   (b) Lead Manager: [Name]

(c)		Stabilizing Manager	[Name]

5. Commissions and Concessions:

[[ ]%, comprised of a combined management and underwriting commission of [ ]% and a selling concession of [ ]%] / [No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.] / [None]

6. Estimated Total Expenses:

The Dealer has agreed to pay for all material expenses related to the issuance of the Notes[, except the Issuer will pay for the London Stock Exchange listing fees, if applicable].

7. Codes:

(a)	Common Code:	[Number]
(b)	ISIN:	[Number]
(c)	CUSIP:	[Number]
(d)	CINS:	[Number]
(e)	Other:	[Number]

8. Identity of Dealer(s)/Manager(s): [Name(s)]

9. Provisions for Bearer Notes:

(a)	Exchange Date:	[Date]
(b)	Permanent Global Note:	Yes/No
(c)	Definitive Bearer Notes:	Yes/No

10. Provisions for Registered Notes:

(a)	Individual Definitive Registered Notes Available on Issue Date:	Yes/No
(b)	DTC Global Note(s):	[Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as amended from time to time, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.] / [No]

(c)	Other Registered Global Notes:	[Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as amended from time to time, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto. [*If contemplated that Notes will be held under the New Safekeeping Structure (NSS), specify and refer to common safekeeper*]] / [No]

11. Intended to be held in a manner which would allow Eurosystem eligibility:

[Not Applicable] / [Yes. Note that the designation "yes" means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper [or registered in the name of a nominee of one of the ICSDs acting as common safekeeper,] and does not necessarily mean that the Notes will be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.] / [No. While the designation is specified as "no" at the date of this Pricing Supplement, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper [(and registered in the name of a nominee of one of the ICSDs acting as common safekeeper]. Note that this does not necessarily mean that the Notes will then be recognized as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.]

12. Specified Currency Requirements: [Give details]

13. Selling Restrictions: [Give details]

[(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.]
	[Notes in bearer form are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to U.S. persons, except in certain circumstances permitted by U.S. tax regulations.]
[(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.]
[(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).]

[(d) General: No action has been or will be taken by the Issuer
                                         that would permit a public offering of the Notes,
                                         or possession or distribution of any offering
                                         material relating to the Notes in any jurisdiction
                                         where action for that purpose is required.
                                         Accordingly, the Dealer agrees that it will
                                         observe all applicable provisions of law in each
                                         jurisdiction in or from which it may offer or sell
                                         Notes or distribute any offering material.]

14. Other Address at which Bank   [Specify]
    Information Available:

General Information

[Set out any additional general information.]

[**Additional Information Regarding the Notes**

[[1.]   Matters relating to [MiFID II[and]] [UK MiFIR]

The Bank does not fall under the scope of application of [either] [the MiFID II[or]] [the UK MiFIR] regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of [MiFID II [or]] [UK MiFIR].

[**MiFID II product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market** – Solely for the purposes of [the/each] EU manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients [and retail clients], each as defined in MiFID II; *EITHER* [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] *OR* [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate - investment advice[,/and] portfolio management[,/and][non-advised sales][and pure execution services][, subject to the distributor's suitability and appropriateness obligations under MiFID II, as applicable]]. [*Consider any negative target market.*] Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the EU manufacturer['s/s'] target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturer['s/s'] target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "EU manufacturer" means [[the/each] Dealer / *names of relevant Dealers*] and the expression "MiFID II" means Directive 2014/65/EU, as amended.]

[**UK MiFIR product governance / [Retail investors,] [P][p]rofessional investors and ECPs target market** – Solely for the purposes of [the/each] UK manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is [retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA,] eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; *EITHER* [and (ii) all channels for distribution of the Notes are appropriate[, including investment advice, portfolio management, non-advised sales and pure execution services]] ***OR*** [(ii) all channels for distribution to eligible counterparties and professional clients are appropriate; and (iii) the following channels for distribution of the Notes to retail clients are appropriate - investment advice[,/ and] portfolio management[,/ and][non-advised sales][and pure execution services][, subject to the distributor's suitability and appropriateness obligations under COBS, as applicable]]. [*Consider any negative target market.*] Any person subsequently offering, selling or recommending the Notes (a "distributor") should take into consideration the UK manufacturer['s/s'] target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer['s/s'] target market assessment) and determining appropriate distribution channels[, subject to the distributor's suitability and appropriateness obligations under COBS, as applicable].

For the purposes of this provision, (i) the expression "UK manufacturer" means [[the/each] Dealer / *names of relevant Dealers*], (ii) the expression "COBS" means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression "UK MiFIR Product Governance Rules" means the FCA Handbook Product Intervention and Product Governance Sourcebook.]]

[[2.]   United States Federal Income Tax Matters

[____.]]

[**Supplemental Prospectus Information**

        The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

        [Set out here any additional disclosure that is considered necessary for the particular issue.]]

INTER-AMERICAN DEVELOPMENT BANK

By:_____
Name:
Title:

EXHIBIT B TO THE
STANDARD PROVISIONS

Form of Terms Agreement
(to be used if Dealer is to purchase Notes as
principal for resale to others pursuant to Section 4(a))

TERMS AGREEMENT NO. _____ UNDER
THE PROGRAM

___________, ____

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

Attention: __________________

The undersigned agree[s] to purchase from you (the "Bank") the Bank's ____ (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement") at _____a.m./p.m. _____ time on __________________ (the "Settlement Date") at an aggregate purchase price of ________________ on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, [each of] the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein[and the term "Time of Sale" refers to [•], 20[•], [•]:[•] [a/p].m. [•] time]. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of [each of] the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. [IF NOTE ISSUE WILL SETTLE ON A DOCUMENT DATE, INCLUDE THE FOLLOWING: -- The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(a) of the Standard Provisions.] [IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING IF APPLICABLE: -- The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.]

[IF NOTE ISSUE WILL SETTLE ON A SETTLEMENT DATE THAT IS NOT A DOCUMENT DATE, INCLUDE THE FOLLOWING:-- Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.]

[ADDITIONAL TERMS -- The following paragraphs 1 through 7 may be used (in whole or part) for syndicated offerings:

1. The Bank agrees that it will issue the Notes and the [Managers] [Dealers] named below [If syndicate includes one or more U.S. broker-dealers, insert OPTION #1-- severally and not jointly] [OPTION #2-- jointly and severally] agree to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of ____ percent less a management and underwriting fee of ____ percent of the principal amount and a selling concession of ____ percent of the principal amount.

    [IF OPTION #1, INSERT--

    The respective principal amounts of the Notes that each of the [Managers] [Dealers] commits to underwrite are set forth opposite their names below:

Name	Principal Amount

2. [Payment for the Notes shall be made on the Settlement Date by the Lead Manager named below on behalf of the [Managers] [Dealers] to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.]

    [Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in bookentry form to the following account at the Federal Reserve Bank of New York: [ABA No.]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: [   ].]

    [Payment for the Notes shall be made on the Settlement Date by the Lead Manager named below on behalf of the [Managers] [Dealers] to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.]

    [Other]

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the [Managers] [Dealers] have appointed [NAME] as Stabilizing Manager with respect to this issue of Notes.

4.	The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested.

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto;

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

5.	In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

6.	Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department
Cash Management and Settlements Group
Telephone: (202) 623-3131
SWIFT: IADB US3W
Email: FIN_CMO@IADB.ORG

FOR THE [MANAGERS] [DEALERS]

_____
_____
_____
Attention:
Telephone:
SWIFT:
Email:

[IF OPTION #1, INSERT--

7. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, [Managers] [Dealers] who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting [Managers] [Dealers] were originally committed; *provided, however*, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting [Managers] [Dealers] shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting [Managers] [Dealers]. Nothing herein will relieve a defaulting [Manager] [Dealer] from liability for its default.]

[IF APPLICABLE, INSERT --

8. The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of [either] the [MiFID II] [or] [UK MiFIR] regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of [MiFID II] [or] [UK MiFIR].

    [Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules") regarding the mutual responsibilities of EU Manufacturers under the Product Governance Rules:

    (i)   each of [INSERT NAMES OF RELEVANT DEALERS WHO ARE EU MANUFACTURERS] (each an "EU Manufacturer" and together the "EU Manufacturers") acknowledges to each other EU Manufacturer that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

    (ii)   [INSERT NAMES OF RELEVANT DEALERS WHO ARE NOT EU MANUFACTURERS] note the application of the MiFID Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the EU Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.]

    [Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

    (i)   each of [INSERT NAMES OF RELEVANT DEALERS WHO ARE UK MANUFACTURERS] (each a "UK Manufacturer" and together the "UK

Manufacturers") acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)   [INSERT NAMES OF RELEVANT DEALERS WHO ARE NOT UK MANUFACTURERS] note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.]

For the purposes of this provision, [the expression "MiFID II" means Directive 2014/65/EU, as amended][, and] [the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018].

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.]

[INSERT THE SELLING RESTRICTIONS THAT APPEAR IN THE PRICING SUPPLEMENT]

[ADDITIONAL TERMS -- The following paragraphs may be used (in whole or part) for non-syndicated offerings:

1.   The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, adjusted as follows: the issue price of ____ percent less a management and underwriting fee of ____ percent of the principal amount and a selling concession of ____ percent of the principal amount, if applicable).

2.   [Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.]

[Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered bookentry form to the following account at the Federal Reserve Bank of New York: [ABA No.   ]; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: [   ].]

[Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.]

[Other]

3.   The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested.

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto;

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

6.   For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

  Inter-American Development Bank
  1300 New York Avenue, N.W.
  Washington, D.C. 20577
  Attention: Finance Department
  Cash Management and Settlements Group
  Telephone: (202) 623-3131
  SWIFT: IADB US3W
  Email: FIN_CMO@IADB.ORG

FOR THE [DEALER]

         _____

         _____

         _____

         Attention:

         Telephone:

         SWIFT:

         Email:

[IF APPLICABLE, INSERT --

7.   The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of [either] the [MiFID II] [or] [UK MiFIR] regime. Consequently, the Bank does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of [MiFID II] [or] [UK MiFIR].

[Solely for the purposes of the requirements of Article 9(8) of the MiFID Product Governance rules under EU Delegated Directive 2017/593 (the "MiFID Product Governance Rules") regarding the mutual responsibilities of manufacturers under the MiFID Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the MiFID Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.]

[Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules, the Dealer acknowledges that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.]

For the purposes of this provision, [the expression "MiFID II" means Directive 2014/65/EU, as amended][, and] [the expression "UK MiFIR" means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018].

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.]

[INSERT THE SELLING RESTRICTIONS THAT APPEAR IN THE PRICING SUPPLEMENT]

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

[INSERT MANAGERS]
(the "Managers")

By   [INSERT LEAD MANAGER]
     (the "Lead Manager")

By   _____
    Name:
    Title:

[OR]

By   _____
    Name:
    Title:

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: _____
    Name:
    Title: Authorized Officer

EXHIBIT C TO THE
STANDARD PROVISIONS

Form of Appointment Agreement
(to be used if Dealer is to act as an agent for the
purpose of soliciting offers to purchase
Notes pursuant to Section 4(b))

[Address]

[Date]

Re: [Details of Notes to be issued]

Dear Sirs:

We hereby confirm that, in consideration for your agreeing to solicit offers to purchase the above issue of Notes under the Global Debt Program (the "Program") of the Inter-American Development Bank (the "Bank"), for the purposes of this issue only, we will treat you in all respects as a "Dealer" under the Program. A copy of the Program's Standard Provisions, dated as of June 1, 2021 (the "Standard Provisions"), has been delivered to you and is incorporated herein by reference. You will enjoy all rights and benefits, and be subject to all the obligations, of a Dealer as set out herein and in the Standard Provisions. You acknowledge that you have received copies of the following documents and have found them satisfactory:

- a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto;

- a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

You recognize that, in connection with this issue, you are acting as the Bank's agent and not as principal.

You acknowledge that such appointment is limited to this particular issue of Notes and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any of your rights (including, without limitation, any indemnification rights), duties or obligations which have arisen prior to such termination.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank hereby represents and warrants to you that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

Your obligation to solicit offers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Appointment Agreement shall be governed by and construed in accordance with the laws of New York.

Please confirm your acceptance of the following by signing this letter (and completing your notice details in the space provided below) and returning it to us.

Yours faithfully,

INTER-AMERICAN DEVELOPMENT BANK

By: _____

Confirmed on behalf of _____

By: _____

For purposes hereof, our notice details are as follows:

_____

_____

_____

_____

_____

Attention: _____

Telephone: _____

cc: Citibank, N.A.,
            as Global Agent
      Federal Reserve Bank of New York,
            as Fed Fiscal Agent

EXHIBIT D TO THE
STANDARD PROVISIONS

SELLING RESTRICTIONS

(a) *General*. No action has been or will be taken by the Bank or by or on behalf of any Dealer in any jurisdiction to allow the Bank or any Dealer to make a public offering of any of the Notes, or to possess or distribute the Prospectus or any amendment or supplement thereto issued in connection with the offering of any of the Notes or any other offering material, in any such jurisdiction where there are requirements for such purpose to be complied with. Each Dealer will comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells, or delivers Notes or has in its possession or distributes the Prospectus or any amendment or supplement thereto or any other offering material or any Pricing Supplement, in all cases at its own expense.

No Dealer is authorized to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Prospectus, the applicable Pricing Supplement or such other information relating to the Bank and/or the Notes which the Bank has authorized to be used.

(b) *United States of America*. Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions, except in certain transactions permitted by U.S. tax regulations. Accordingly, under U.S. federal tax laws and regulations, Bearer Notes (including Temporary Global Notes and Permanent Global Notes) with a maturity of more than one year may not be offered or sold during the restricted period (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(7)) within the United States or to United States persons (each as defined below) other than to an office located outside the United States of a United States financial institution (as defined in United States Treasury Regulations Section 1.165-12(c)(1)(v)), purchasing for its own account or for resale or for the account of certain customers, that provides a certificate stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code, and the United States Treasury Regulations thereunder, or to certain other persons described in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(1)(iii)(B). Moreover, such Bearer Notes may not be delivered in connection with their sale during the restricted period within the United States. Any distributor (as defined in United States Treasury Regulations Section 1.163-5(c)(2)(i)(D)(4)) participating in the offering or sale of Bearer Notes with a maturity of more than one year must agree that it will not offer or sell during the restricted period any such Bearer Notes within the United States or to United States persons (other than the persons described above), it will not deliver in connection with the sale of such Bearer Notes during the restricted period any such Bearer Notes within the United States and it has in effect procedures reasonably designed to ensure that its employees and agents who are directly engaged in selling the Bearer Notes are aware of the restrictions on offers and sales described above. No Bearer Notes (other than a Temporary Global Note and certain Bearer Notes described in the following paragraph) with a maturity of more than one year may be delivered, nor may interest be paid on any such Bearer Note, until the person entitled to receive such Bearer Note or such interest furnishes a written certificate to the effect that the relevant Bearer Note (i) is owned by a person that is not a United States person, (ii) is owned by a United States person that is a foreign branch of a United States financial institution purchasing for its own account or for resale, or is

owned by a United States person who acquired the Bearer Note through the foreign branch of such a financial institution and who holds the Bearer Note through such financial institution on the date of certification, provided, in either case, that such financial institution provides a certificate to the Bank or the distributor selling the Bearer Note to it, within a reasonable time of selling the Bearer Note, stating that it agrees to comply with the requirements of Section 165(j)(3)(A), (B) or (C) of the Internal Revenue Code and the United States Treasury Regulations thereunder, or (iii) is owned by a financial institution for purposes of resale during the restricted period. A financial institution described in clause (iii) of the preceding sentence (whether or not also described in clause (i) or (ii)) must certify that it has not acquired the Bearer Note for purposes of resale directly or indirectly to a United States person or to a person within the United States. In the case of a Note represented by a Permanent Global Note, such certification must be given in connection with notation of a beneficial owner's interest therein.

A Bearer Note will not be subject to the certification requirements described in the preceding paragraph if the Bearer Note is sold during the restricted period and all of the following conditions are satisfied: (i) the interest and principal with respect to the Bearer Note are denominated only in the currency of a single foreign country; (ii) the interest and principal with respect to the Bearer Note are payable only within that foreign country; (iii) the Bearer Note is offered and sold in accordance with practices and documentation customary in that foreign country; (iv) the distributor of the Bearer Note agrees to use reasonable efforts to sell the Bearer Note within that foreign country; (v) the Bearer Note is not listed, or the subject of an application for listing, on an exchange located outside that foreign country; (vi) the U.S. Internal Revenue Service has designated the foreign country as a foreign country in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible; (vii) the issue of the Bearer Note is subject to guidelines or restrictions imposed by governmental, banking or securities authorities in that foreign country; and (viii) more than 80 percent, by value, of the Bearer Notes included in the offering of which the Bearer Note is a part are sold to non-distributors by distributors maintaining an office located in that foreign country. Bearer Notes that are convertible into U.S. dollar denominated debt obligations or which are otherwise linked by their terms to the U.S. dollar are not eligible for the certification exemption described in this paragraph. The only foreign countries that have been designated as foreign countries in which certification under Treasury Regulations Section 1.163-5(c)(2)(i)(D)(3)(i) is not permissible are Switzerland and Germany.

Each Temporary Global Note, Permanent Global Note or Bearer Note with a maturity of more than one year, and any Talons and Coupons relating to such Bearer Notes, will bear the following legend:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

As used herein, "United States person" means any citizen or resident of the United States, any corporation, partnership or other entity created or organized in or under the laws of the United States and any estate or trust the income of which is subject to United States federal income taxation regardless of its source, and "United States" means the United States of America (including the states thereof and the District of Columbia) and its possessions. Other terms used herein have the meanings given to them by the Internal Revenue Code and the Treasury Regulations issued thereunder.

Selling restrictions applicable to the United States may be modified or supplemented by the agreement of the Bank and the relevant Dealer or Dealers following a change in the relevant law, regulation or directive. Any such modification or supplement will be set out in the Pricing Supplement issued in respect of a particular issue of Notes to which it relates or in a supplement to the Prospectus.

(c) *United Kingdom*. Each Dealer will be required to represent, warrant and agree that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

(d) *Japan*. The Notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the "Financial Instruments and Exchange Act"). Accordingly, each Dealer has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation of other entity organized under the laws of Japan), or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and other relevant laws and regulations of Japan.

(e) *Singapore*. Solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the "SFA") and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the "CMP Regulations 2018"), the Issuer has determined, and hereby notifies financial institutions operating in Singapore and other relevant persons (as defined in Section 309A(1) of the SFA) that the Notes are "prescribed capital markets products" (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(f) *Other Jurisdictions*. For each placement of Notes in a jurisdiction other than the United Kingdom, United States of America, Japan and Singapore, selling restrictions applicable to the Specified Currency and the jurisdiction(s) of placement, as agreed upon by the Bank and the relevant Dealer(s), may be provided in the applicable Pricing Supplement or by incorporation by reference of those selling restrictions that may be from time to time published at the following link to the Bank's website: www.iadb.org. The link to the Bank's website is provided only for the purpose of accessing such selling restrictions. The Bank's website is NOT incorporated by reference in the Prospectus. Each Dealer will severally agree that it shall offer, sell and deliver such Notes only in compliance with such selling restrictions and such other applicable laws and regulations of a given jurisdiction.

EXHIBIT E TO THE
STANDARD PROVISIONS

FORM OF EFFECTUATION AUTHORIZATION

To: [Name and Address of Common Safekeeper]

[Date]

INTER-AMERICAN DEVELOPMENT BANK
Global Debt Program

Dear Sirs

With respect to each global note representing securities issued under the above-captioned program received from time to time by [Name of Common Safekeeper] (the "CSK") from ourselves or any agent acting on our behalf (each a "Global Note"), we hereby authorize and instruct the CSK:

(i) to act as our agent with respect to the effectuation of each Global Note and, as such, sign each Global Note as the final act making such note a valid security in accordance with the terms of such Global Note; and

(ii) to destroy each Global Note in accordance with the normal procedure of the CSK upon maturity and final redemption (or, in the case of each temporary global note, full exchange for the relative permanent global note) of such Global Note.

We expressly authorize the CSK to sub-delegate the effectuation authorization set out in paragraph (i) above to any other party acting for such CSK.

Very truly yours,

Signed on behalf of
INTER-AMERICAN DEVELOPMENT BANK

By: ____

Name: [•]
Address: 1300 New York Avenue, N.W., Washington, DC 20577
Phone: [•]
Email: [•]